SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Bi-Optic Ventures, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

088618202

(CUSIP Number)

Michael C. Withrow

Suite 1040 – 885 West Georgia Street

Vancouver, British Columbia, Canada V6C 3E8

84-166-831-1060

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  *

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 088618202

1	NAMES OF REPORTING PERSONS Michael C. Withrow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,200,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,200,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,200,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Based on a total of 12,842,009 Common Shares outstanding.

Item 1.

Security and Issuer.

The name of the issuer is Bi-Optic Ventures, Inc., a British Columbia corporation (“Issuer”), which has its principal executive offices at 1030 West Georgia Street, Suite 1518, Vancouver, British Columbia, Canada V6E 2Y3. This report relates to the Issuer’s class of common shares without par value (“Common Shares”).

Item 2.

Identity and Background.

(a):

The reporting person is Michael C. Withrow.

(b):

Mr. Withrow’s business address is Suite 1040 – 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3E8.

(c):

Mr. Withrow serves as a Director of the Issuer and, as of May 6, 2015, as the Chief Executive Officer of the Issuer.

(d):

During the last five years, the reporting person was not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e):

During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject, either currently or in the past, to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f):

The reporting person is a citizen of Canada.

Item 3.

Source and Amount of Funds or Other Consideration.

The reporting person purchased 1,900,000 Common Shares and 2,300,000 Warrants to purchase Common Shares in a private transaction with the previous holder of such securities on May 12, 2015. The price per Common Share was $0.04171 (Cdn$0.05), and the aggregate purchase price was $79,249 (Cdn$95,000), based on the noon exchange rate of Cdn.$1.00 = US$0.8342 reported by the Bank of Canada for May 12, 2015. The reporting person paid the purchase price with personal funds.

Item 4.

Purpose of Transaction.

The reporting person acquired the Common Shares and Warrants for investment purposes.

As of the date hereof, and except as otherwise disclosed above, the reporting person does not have any plans or proposals which relate to or would result in:

(a)

The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)

A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)

Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

Any material change in the present capitalization or dividend policy of the Issuer;

(f)

Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)

Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j)

Any action similar to any of those enumerated above.

Item 5.

Interest in Securities of the Issuer.

(a)

As of the date of this report, the reporting person beneficially owned a total of 2,400,000 Common Shares of the Issuer, which is 27.7% of the class of Common Shares, as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. The Common Shares beneficially owned include 1,900,000 Common Shares issued and outstanding and an additional 2,300,000 Common Shares underlying currently exercisable Warrants. Rule 13d-3 provides, in part, that shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option or warrant) within 60 days. In computing the percentage ownership of any person under Rule 13d-3, the amount of shares outstanding is deemed to include the number of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of the person does not necessarily reflect a person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding. According to the Issuer’s most recent quarterly or annual report, which was filed with the Securities and Exchange Commission on January 14, 2015, the Issuer had 12,842,009 Common Shares issued and outstanding as of January 13, 2015.

(b)

The reporting person has sole voting and dispositive power with respect to the securities of the Issuer beneficially owned by the reporting person.

(c)

The information required by Item 5(c) is provided in Items 3 and 4 of this report.

(d)

No person other than the reporting person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the reporting person.

(e)

Item 5(e) is not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information required by this Item 6 is provided in Items 3, 4 and 7 of this Statement.

Item 7.

Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this report is true, complete and correct.

Dated:  June 5, 2015

/s/ Michael C. Withrow Michael C. Withrow